

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2016

Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

>   **Re: Boxlight Corporation**
>   **Amendment No. 17 to Registration Statement on Form S-1**
>   **Filed August 12, 2016**
>   **File No. 333-204811**

Dear Mr. Elliott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Ensure that the disclosure is fully updated to reflect developments since your last amendment or otherwise. For example, your disclosure in the summary under "Boxlight Group Supplier" indicates that the referenced loan "will be settled . . . as of May 12, 2016."

Prospectus Cover Page

2.   Clarify when the offering will terminate. You indicate your shares will be offered for 120 days from effectiveness but that the offering "shall terminate on the earlier of (i) the date we decide to do so, or (ii) when the offering is fully subscribed for." What happens if 120 days elapses and neither of the conditions in (i) or (ii) have been met?

3.   It is unclear how you have determined broker dealer commissions since you are not currently engaging any broker dealers. Please revise to clarify that your calculations represent estimates only or advise.

4.   In the first paragraph after the footnote, please make clear that your rule references are to Nasdaq rules, not securities laws.

Boxlight Group Supplier, page 4

5.   Clarify whether you manufacture any products or only resell them.

Selected Risks Associated With Our Business, page 6

6.   Please clarify the possible consequences to an equity holder if you are unable to make the September 30 payment to Skyview. Could the foreclosure on assets of Mimio lead to bankruptcy and, if so, could your equity holders' interests be valued at $0?

Acquisition of the Boxlight Group, page 7

7.   Revise the first paragraph under the bullet points to explain some of the obstacles that you may encounter in securing additional financing. For example, since Skyview already has a secured interest in the assets of Mimio, how do you intend to grant a further, possibly senior, security interest in those assets?

Exhibits

8.   While we note your response to prior comment 4, it appears that certain of the exhibits to exhibit 10.30 are not attached. Please clarify whether the execution copy of Exhibit 10.30 included the missing exhibits. If so, please file the exhibits with your next amendment.

9.   Please file your subscription agreement and any related agreements with your next amendment.

10.   Please file an updated opinion reflecting the revised offering.

You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or me at 202-551-3412 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery